Filed Pursuant to Rule 433

Registration No. 333-131970

$1,000,000,000
7-YEAR FLOATING RATE GLOBAL SENIOR NOTES

FINAL TERMS AND CONDITIONS

Issuer:	Credit Suisse (USA), Inc.
Ratings:	Aa3 / A+ / AA- (Stable / Positive / Stable)
Note type:	Global Senior Notes
Minimum denomination:	$2,000 x $1,000
Trade date:	April 5, 2006
Settlement date:	April 12, 2006 (T+5)
Maturity date:	April 12, 2013
Principal amount:	$1,000,000,000
Benchmark:	3-Month LIBOR ("3mL")
Re-offer spread:	+ 25 bps
Re-offer yield to maturity:	3mL + 25 bps
Coupon:	3mL + 25 bps
Public offering price:	100.000%
Gross spread:	0.400%
Price to issuer:	99.600%
Net proceeds to Issuer:	$996,000,000
Interest payment dates:	January 12th, April 12th, July 12th, & October 12th (First payment: July 12th, 2006) Subject to modified following business day convention.
Interest Determination Date:	Two London Business Days prior to each Interest Reset Date
Day count:	Quarterly, Act/360
CUSIP:	225434 AP 4
ISIN:	US225434AP42
Common Code:	025096401
Sole Bookrunner (94.75%):	Credit Suisse
Co-managers: (0.75% each)	BNP PARIBAS BNY Capital Markets, Inc. Citigroup Comerica Securities Mellon Financial Markets, LLC Morgan Keegan & Company, Inc.
Junior Co-managers: (0.375% each)	Trilon International Inc. The Williams Capital Group, L.P.

Credit Suisse (USA), Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Credit Suisse (USA), Inc. has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse (USA), Inc. will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.